Exhibit 99.5

Rights Offering to Holders of

Tata Motors Limited

American Depositary Shares

April 10, 2015

To	Securities Dealers, Commercial Banks, Trust Companies and Other Nominees which are holders of American Depositary Shares of Tata Motors Limited (CUSIP No. 876568502)

On behalf of Tata Motors Limited (the “Company”), in connection with the offering by the Company to (i) holders of Ordinary Shares and ‘A’ Ordinary Shares to subscribe for new Ordinary Shares and new ‘A’ Ordinary Shares, as applicable (the “share rights”), and (ii) holders of its Tata Motors Limited American Depositary Shares (the “ADSs”) of rights to subscribe for new ADSs (referred to herein as the “ADS rights”), you are being requested to contact clients for whom you hold ADSs to obtain instructions with respect to the exercise or sale of their ADS rights. The Company has made arrangements with Citibank, N.A., as ADS rights agent, to make available the ADS rights to holders of ADSs as of 5:00 p.m. (New York City time) on April 7, 2015 (the “ADS record date”) upon the terms set forth in the Prospectus Supplement, dated March 30, 2015, to the Prospectus, dated March 30, 2015 (collectively, the “Prospectus”). Your prompt attention is requested, as the ADS subscription period expires at 2:15 p.m. (New York City time) on April 27, 2015 (the “ADS rights expiration date”).

Offers and Sales in Certain Jurisdictions

The offer, sale, exercise or acceptance of, or the subscription for, any of the securities described in the Prospectus to or by persons located or resident in jurisdictions other than India and the United States may be restricted or prohibited by the laws of the relevant jurisdiction. Crediting of ADS rights to any account, or the receipt of allotment of any new ADSs or of certificates evidencing such securities will not constitute an offer or sale in those jurisdictions in which it will be illegal to make such offer or sale, or where such offer or sale will trigger any registration, filing or approval requirement or otherwise violate the securities laws of such jurisdictions or be prohibited.

If you receive ADS rights on behalf of clients that are the beneficial owners of the ADSs and are located or reside outside of the United States of America, you may not distribute the ADS rights you may receive on behalf of such clients and, in lieu of such distribution of ADS rights, you are requested to sell the ADS rights on behalf of such clients prior to 4:00 p.m. (New York City time) on April 24, 2015 (either directly or through the ADS rights agent) and to distribute to such clients only the net cash proceeds from such sales. To arrange for the sale of ADS rights through the ADS rights agent, please use the applicable function of The Depository Trust Company (“DTC”) to instruct the ADS rights agent prior to 5:00 p.m. (New York City time) on April 23, 2015. When you exercise ADS rights on behalf of your clients, you will be asked to certify that such clients are eligible holders of ADS rights.

ADS Rights Offering

Enclosed you will find a form letter you can send to your clients who are beneficial owners of ADSs. The Prospectus is available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system of the U.S. Securities and Exchange Commission at www.sec.gov/edgar.shtml. A hard copy of the Prospectus is not being distributed. Copies of the Prospectus are available upon request from the Information Agent, Georgeson Inc., by phone at (866) 821-2550 (U.S. toll free). The CUSIP No. for the Company’s ADSs is 876568502, and the ADSs are quoted on The New York Stock Exchange under the symbol “TTM”. The CUSIP No. for the ADS rights is [            ], and the ADS rights will be quoted on the New York Stock Exchange under the symbol “TTM RT”. DTC will be credited with the ADS rights on or about April 10, 2015.

ADS RIGHTS NOT EXERCISED PRIOR TO 2:15 P.M. (NEW YORK CITY TIME) ON APRIL 27, 2015 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of ADS rights, please refer to the Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus will govern. Any terms used but not defined herein will have the meaning given to such terms in the Prospectus.

Exercise of ADS Rights

Holders of ADSs will receive 0.055045 ADS right for every ADS he/she held as of the ADS record date. One (1) ADS right will entitle the holder of such ADS right to purchase one (1) new ADS. To validly subscribe for new ADSs, holders of ADSs will need to deliver to the ADS rights agent US$39.42 for each new ADS he/she wishes to subscribe, which is 110% of the U.S. dollar equivalent of the share subscription price in Indian rupees for five (5) Ordinary Shares (as each ADS represents five (5) Ordinary Shares), based on the exchange rate between the U.S. dollar and the Indian rupee as published by Bloomberg as the opening exchange rate at 7:29 a.m. New York City time on March 27th, 2015, in order to account for possible exchange rate fluctuation, any currency conversion expenses and issuance fees of US$0.05 per new ADS issued. The final ADS subscription price will be the U.S. dollar equivalent of the Ordinary Share subscription price (adjusted to reflect the ADS-to-Ordinary Share ratio) based on the exchange rate between the U.S. dollar and the Indian rupee on or about April 29, 2015, plus currency conversion expenses and ADS issuance fees (the “final ADS subscription price”). If the amount paid to subscribe each new ADS is more than the final ADS subscription price, the ADS rights agent will refund such aggregate excess in U.S. dollars without interest. If the amount paid to subscribe each new ADS is less than the final ADS subscription price, the ADS rights agent will pay the amount of the shortfall of the final ADS subscription price to the Company on behalf of holders, and such holders exercising their ADS rights will need to reimburse to the ADS rights agent for such shortfall prior to receiving any new ADSs. The ADS rights agent may sell all or a portion of the new ADSs in an amount sufficient to pay any shortfall that is not paid within 14 calendar days of notice of the deficiency. In addition, to the extent that the shortfall of the amount paid to subscribe each new ADS below the final ADS subscription price exceeds 20% of the final ADS subscription price, the ADS rights agent may reduce pro-rata the amount of new Ordinary Shares for which it subscribes, which will reduce the number of new ADSs that will be available for delivery to subscribing ADS rights holders. Please refer to the Prospectus for a description of the actions to be taken if the amount paid to subscribe each new ADS is insufficient to cover, or exceeds, the final ADS subscription price.

Excess Applications

The ADSs not taken up in terms of the offering of ADS rights will be available for allocation to holders of ADS rights who wish to apply for a greater number of ADSs than the ADSs they can subscribe for upon exercise of their ADS rights, subject to a maximum amount determined by the following formula following the expiry of the ADS subscription period:

[Maximum number of ADSs that may be subscribed by all ADS rights holders (without giving effect to excess applications)]

minus

[Number of ADSs subscribed by ADS rights holders (without giving effect to excess applications)].

In order to apply for excess ADSs, an ADS rights holder must first exercise in full the ADS rights it holds. Subject to the ADS rights not being fully subscribed, holders of ADS rights who timely exercise their ADS rights and timely apply to purchase additional ADSs will be allocated additional ADSs on a proportionate basis (based on the number of ADS rights validly exercised). If the number of excess ADSs is insufficient to satisfy the excess application of any ADS rights holder in full, the deposit amount relating to any excess ADSs not delivered to such ADS rights holder will be returned to such ADS rights holder in U.S. dollars without interest. Excess applications must be made together with initial subscriptions for ADSs. Any fractional excess ADSs will be rounded down to the nearest whole number, will not be issued and will lapse without compensation.

Guaranteed Delivery Procedures

If, on behalf of an ADS rights holder, you wish to subscribe for offered ADSs (including any excess ADSs) but time will not permit you to deliver the ADS rights to the ADS rights agent before the time the ADS rights expire, you may still subscribe if, at or before the ADS rights expiration date, the ADS rights agent has received from you a notice of guaranteed delivery through DTC’s confirmation system together with the applicable deposit amount for the ADS rights exercised as well as any excess ADSs applied for. If the ADS rights are not delivered before 2:15 p.m., New York City time, on the third NYSE trading day following the date of execution of the notice of guaranteed delivery, the ADS rights agent will refund to the ADS rights holder the total deposit amount such holder paid to the ADS rights agent, without interest, after deducting any loss and expenses it incurred from the failed guaranteed delivery.

Exchange of ADS Rights for Share Rights

ADS rights may not be converted into share rights and share rights may not be converted into ADS rights.

Exercise through DTC

ADS rights received through DTC can only be exercised (including applications for excess ADSs) through the applicable function of the DTC system. Payment for new ADSs subscribed must be received by the ADS rights agent via DTC prior to the ADS rights expiration date. Any exercise of ADS rights is irrevocable and may not be cancelled or modified.

Unexercised ADS Rights

If ADS rights are not exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Accordingly, ADS rights holders will not receive any value or proceeds with respect to unexercised rights.

Sale of ADS Rights

The ADS rights will be admitted for trading on the New York Stock Exchange. If you or your customers wish to sell any ADS rights, you may sell the rights directly at any time on or prior to April 24, 2015 or you may instruct Citibank, N.A., in its capacity as ADS rights agent, at any time on or prior to 5:00 p.m. (New York City time) on April 23, 2015, to sell any such ADS rights via DTC’s applicable system function. The ADS rights agent will charge an ADS rights holder customary fees (up to US$0.02 per ADS right sold), taxes and expenses for selling ADS rights. The proceeds of any ADS rights sold (after deduction of applicable fees, taxes and expenses) will be sent to the holder of such ADS rights after the ADS rights expiration date. The net sale proceeds that an ADS rights holder is entitled to for his/her ADS rights sold will be calculated on the basis of the number of ADS rights sold and the net weighted average sale price per ADS right for all ADS rights sold by the ADS rights agent during the ADS subscription period. Neither the Company nor the ADS rights agent can guarantee the ability of the ADS rights agent to effectuate any such sale or the price at which any ADS rights will be sold.

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to the bank and broker helpline at Georgeson Inc., phone number (866) 821-2550 (U.S. toll free).

Certain Restrictions

Each person who exercises, accepts, subscribes for or purchases any of the securities described in the Prospectus must do so in accordance with the restrictions set forth in the section entitled “Notice to Investors” of the Prospectus.

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